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                                                                    EXHIBIT 4(b)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              2929 Allen Parkway
                             Houston, Texas 77019

               SECTION 403(b) TAX SHELTERED ANNUITY ENDORSEMENT

This Endorsement changes the contract or certificate it is attached to (the "Contract") so that the Contract may qualify as a tax-sheltered annuity under section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code").
If there is a difference between the terms of this Endorsement and the Contract, this Endorsement will control. The Contract is hereby changed as follows:

1. A Participant's beneficial interest in the Contract may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation. The benefits, values, and rights of Participants under this Contract are not subject to any creditor claims to the fullest extent permitted by law. A Participant's beneficial interest in the Contract shall be non-forfeitable except to the extent of any vesting schedule which is provided in the Plan and which is consistent with the Code and with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The limitations of this paragraph will not prohibit a loan to the Participant that would be permitted under applicable provisions of the Code and ERISA.

2. Elective deferrals described in Code Section 402(g)(3) which are made by a Participant to this Contract may not exceed the applicable limit under Code
    Section 402(g) in any year. In applying this limitation to elective deferrals made to the Contract, all elective deferrals by the Participant to any other plan or arrangement of the Participant's employer shall be taken into account. Elective deferrals which exceed the applicable limits under Code Section 402(g) may be distributed upon direction of the Participant or the Contract Owner, subject to any limitations on such distributions in the Plan.

3. In addition to any other surrender, benefit, withdrawal or transfer restrictions in the Contract, if this Contract is issued under a plan or arrangement described in Code Section 403(b), distributions to Participants will be subject to the limitations applicable to such plans or arrangements. To the extent required under Code Section 403(b)(11), distributions to a Participant of elective deferrals and earnings thereon may be made only upon or after the Participant's attainment of age 59 1/2, separation from service, death, or disability. Distributions of such elective deferrals, and any earnings on such deferrals in an annuity contract as of December 31, 1988, may also be made in the event of financial hardship. The same or similar restrictions shall apply to all amounts transferred from a Code
    Section 403(b)(7) custodial account, including contributions other than elective deferrals and earnings on such
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    contributions. Except as otherwise required under the Contract or the sponsoring employer's Plan (if any), the foregoing restrictions on distributions shall not prevent a transfer to another investment option within the Plan or another contract or account described in Code Section 403(b). Notwithstanding the foregoing, no distribution or transfer from this Contract will be permitted if it would have the effect, directly or indirectly, of avoiding or circumventing a transfer or similar restriction applicable under the Contract.

4. Distributions of a Participant's beneficial interest in the Contract must satisfy the requirements of Code Section 401(a)(9), including the incidental benefit rules and the minimum distribution incidental benefit (MDIB) rules, applicable to the type of plan or arrangement under which the Contract is held. Except as otherwise provided under the employer's Plan, the following requirements shall apply to distributions required under this paragraph:

    a. Life expectancy will be calculated using the expected return multiples in Tables V and VI of Treasury Regulation 1.72-9.

    b. Life expectancies of Participants and spouse beneficiaries will be recalculated annually unless elected otherwise by the Participant at the time distributions are required to begin. Any such election will be forever irrevocable.

    c. Any beneficiary of a Participant who is entitled to an amount under the Contract upon the death of the Participant will be permitted to elect any option that is permitted under the Code and that is otherwise available under the Contract, with respect to such amount.

    d. To the extent permitted under the Code, distribution requirements described in this paragraph may be satisfied by distributions from another investment under the Plan or under a similar type of plan.

5. If any benefit payable to the Participant under this Contract constitutes an "eligible rollover distribution" within the meaning of Code Section 402, the Participant may elect to have such a distribution paid directly to an "eligible retirement plan" in a transaction designated under the Code as a "direct rollover." Before any eligible rollover distribution is made, the Participant will be provided a written explanation of his or her rights to make a direct rollover and the consequences of not making a direct rollover. No surrender, withdrawal, or other benefit that constitutes an eligible rollover distribution will be made to the Participant under this Contract unless the Code's requirements applicable to eligible rollover distributions have been satisfied.

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6.   We are entitled to rely upon the directions of the Contract Owner or the
     Contract Owner's designated representative, which may include a Plan administrator where applicable, in the absence of such direction, in determining whether the requirements of paragraphs 2 through 5, above have been satisfied.

7. Loan withdrawals from the General Account under this Contract are permitted, if available under the Plan. Such loans will be administered by the Plan administrator under the terms of the Plan, and the terms of a separate loan agreement, which may describe any plan administrative fees applicable to such loans, and must be in accordance with applicable requirements of the Code.

The effective date of this Endorsement is the Contract Date of Issue.

                                     THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                                             /s/ Mary L. Cavanaugh

                                             Mary L. Cavanaugh
                                             Secretary

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